Exhibit (a)(5)
Chairman and Chief Executive Officer

Ms. Inga Beale
Chief Executive Officer
Converium Holding AG
Dammstrasse 19
CH-6301 Zug
Switzerland

Paris, 28 February 2007
BY POST, FACSIMILE AND E-MAIL
Dear Inga:
My team and I have listened to your and your team’s presentation of Converium’s 2006 unaudited financial results and of your mid-term strategic plan for Converium. This presentation confirms our ambition to combine Converium and SCOR with a view to create a Top 5 global multi-line reinsurer. It also confirms our belief that Converium has a strong management team and our proposal to offer key positions to the members of your Global Executive Committee within the combined Group. In addition, your 2006 unaudited financial results further support our very attractive and fair public tender offer for all publicly held registered shares of Converium, based on the terms set forth in our pre-announcement dated February 26, 2007. Indeed, we are more than ever convinced that a combination of our two companies is highly beneficial to both our shareholders and other stakeholders and the best strategic option for the future of both groups.
We understand from your letter dated February 27, 2007 that, as the presentation and the discussions of Converium’s 2006 unaudited financial results and of its mid-term strategic plan have taken place, you are now in a position to meet with us as soon as possible. As already indicated, I would also like to meet with you at your earliest convenience to finalize the specifics of your responsibilities within the combined Group and would like to reemphasize that we would like you to play a key role in such combined Group. We would also like to engage in further discussions with the other senior executives of Converium to finalize the roles and responsibilities we have offered your team in the combined Group.
Further to our prior invitations to meet with Converium’s Board of Directors and/or you and your team to discuss the combination of our two companies in detail, we sincerely hope that you and your team will accept our invitation to such meeting(s) to discuss and design the specifics of the combined Group — as we always wanted — together.
I am looking forward to hearing back from you as soon as possible.
Sincerely yours,
/s/ Denis Kessler
Denis Kessler

cc:	Dr. Markus Dennler, Chairman of the Board, Converium Holding AG